2017 PROXY SUPPLEMENTAL MATERIALS

April 2017

JPMorgan Chase & Co.

Annual meeting overview

Logistics

- **Date:** Tuesday, May 16, 2017
- **Time:** 10:00 a.m. Eastern Time
- **Place:** JPMorgan Chase & Co. Delaware Technology Center
880 Powder Mill Road
Wilmington, Delaware 19803
- **Phone:** (866) 541-2724 in the U.S. and Canada
(706) 634-7246 international
- **Audiocast:** www.jpmorganchase.com/events-presentations
- **Attending in person:** You will be required to present a valid form of government-issued photo identification, such as a driver's license or passport, and proof of ownership of our common stock as of our record date March 17, 2017. For more details, see 2017 Proxy Statement page 98

Map and directions



Delaware Technology Center Campus
Astra Zeneca Dr
Powder Mill Rd
Concord Pike
DTC-2
DTC-1
DTC-2 Garage
DTC-1 Garage
VISITOR ENTRANCE
202
Powder Mill Rd
DRIVING ENTRANCE
FLAT LOT
Rockland Rd
141

- The entrance to the campus is indicated by the STAR ★
- Visitors should park in the Flat Lot and use the walkway to the Visitors Entrance in DTC-1. This is the site of the annual meeting

JPMORGAN CHASE & CO.

Matters to be voted on

 **Management proposals**

The Board of Directors recommends you vote **FOR** each director nominee and **FOR** the following proposals:

1 Election of directors

2 Advisory resolution to approve executive compensation

3 Ratification of PricewaterhouseCoopers LLP as the Firm's independent registered public accounting firm

The Board of Directors recommends you select "**One Year**" on the frequency of the advisory resolution to approve executive compensation:

4 Advisory vote on frequency of advisory resolution to approve executive compensation

 **Shareholder proposals**

The Board of Directors recommends you vote **AGAINST** each of the following shareholder proposals:

5 Independent board chairman

6 Vesting for government service

7 Clawback amendment

8 Gender pay equity

9 How votes are counted

10 Special shareowner meetings

JPMorgan Chase & Co.

2017 PROXY SUPPLEMENTAL MATERIALS

Notable changes since 2016 Annual Meeting and performance highlights

Board Refreshment

- Todd A. Combs elected in September 2016

- Since May 2011, five independent directors have joined the Board, each bringing a unique set of skills and experience

- Board believes refreshment of directors is integral to an effective governance structure

Board Committee Rotation

- In January 2017, Board approved changes to Audit and Risk Policy committees

- Audit: Mr. Bell became Chair and Mr. Flynn joined the committee

- Risk Policy: Ms. Bammann became Chair and Mr. Combs joined the committee

Environmental, Social & Governance ("ESG")

- We published a dedicated ESG Report last year, updating many topics from 2014's "How We Do Business – The Report"

- Next edition expected to be published in Spring 2017

- We are committed to providing information on how we leverage our resources and capabilities to solve pressing ESG challenges

Strong 2016 performance continues to support sustained shareholder value



| Net Income **$24.7 BILLION** Record | Earnings Per Share **$6.19** Record | ROTCE[1] of **13%** on higher capital | Tangible Book Value per share[1] of **$51.44** up 7% from 2015 | Returned **$15 BILLION** to shareholders (dividends and net share repurchases) |

Sustained shareholder value ("TSR")[2]

$100 invested in JPM at the end of 2007 would have yielded **$246** at the end of 2016



Total Return Index Values	JPMorgan Chase 146%	KBW Bank Index 26%	S&P Financials Index 18%
1-Year	35%	29%	23%
3-Year	60%	41%	39%
5-Year	198%	159%	143%

JPM Outperformance

Indices performance

$246

$126

$118

JPMorgan Chase & Co.

2017 PROXY SUPPLEMENTAL MATERIALS

[1] Return on tangible common equity ("ROTCE") and tangible book value per share ("TBVPS") are each non-GAAP financial measures. For a reconciliation and explanation of these non-GAAP measures, see page 20. On a comparable GAAP basis for 2016, return on equity ("ROE") was 10% and book value per share ("BVPS") was $64.06
[2] Total shareholder return assumes reinvestment of dividends

The Firm has generated strong multi-year financial performance

Strong ROTCE on increasing capital

■ ROTCE   ■ Average TCE ($B)



Average TCE Growth of 11%[1] $180

Sustained growth in both TBVPS and EPS

■ TBVPS   ■ EPS



EPS Growth of 21%[1] $6.19

TBVPS Growth of 11%[1]

JPMorgan Chase & Co.

[1] Growth rates are based on an 8-year compound annual growth rate.
Note: For a reconciliation and explanation of non-GAAP measures, see page 20

Fortress principles and important shareholder rights

Fortress principles – we maintain fortress operating principles with focus on capital, liquidity, risk, controls and culture

- We maintained our fortress balance sheet, growing our Basel III Advanced Fully Phased-In common equity Tier 1 ("CET1") capital ratio[1] by 60 bps to 12.2% and maintaining $524 billion of high quality liquid assets

- We continued to strengthen and reinforce our culture and business principles. The culture and conduct program is a key priority for every line of business and function

- We have embedded our business principles throughout the employee life cycle, starting with the recruiting and onboarding process and extending to training, compensation, promoting and disciplining employees

- We have invested significantly in our control environment including a control headcount of 43,000 professionals with a control spend of approximately $8 billion

Shareholder rights – the Firm's By-Laws and Certificate of Incorporation provide shareholders with important rights

- Proxy access: enables eligible shareholders to include their nominees for election as directors in the Firm's proxy statement. Proxy access is described in more detail on page 101 of the 2017 Proxy Statement
  - A shareholder (or group of up to 20 shareholders) who has continuously owned at least 3% of the Firm's outstanding shares for at least three consecutive years may nominate up to 20% of the Board (but in any event at least two directors)

- Special meeting: the ability to call a special meeting by shareholders holding at least 20% of the outstanding shares of our common stock (net of hedges)

- Written consent: the ability of shareholders holding at least 20% of the outstanding shares of our common stock (net of hedges) to act by written consent on terms substantially similar to the terms applicable to call special meetings

J.P.MORGAN CHASE & CO.

[1] The CET1 capital ratio under the Basel III Fully Phased-In capital rules is considered a key regulatory capital measure. For more information, see notes on key performance measures on page 20

We are committed to good corporate governance and are engaged with our shareholders

Shareholder engagement

- The Board maintains a robust Lead Independent Director role and is committed to sound and commonsense governance principles.

- Our Board has endorsed the Shareholder Director Exchange (SDX) Protocol as a guide for engagement.

- In 2016, our **shareholder engagement initiatives** included:

  - **Shareholder Outreach:** More than 90 discussions on strategy, financial performance, governance, compensation, and environmental & social issues with shareholders representing over 40% of our shares

  - **Annual Investor Day:** Senior management gave presentations at our annual Investor Day on strategy and financial performance

  - **Meetings/Conferences:** Senior management hosted more than 60 investor meetings and presented at 12 investor conferences

  - **Annual Meeting:** Our CEO and Lead Independent Director presented to shareholders at the Firm's annual meeting

Recent updates

Governance

- Our engagement process, and the feedback gained from it, was a significant factor in the Board's continued effort to appoint new directors as well as rotate directors across key committees.

Compensation

- In response to a strong say-on-pay vote last year (92% support) and positive shareholder feedback, for our 2016 pay program we maintained the changes that were made in 2015, including:

PSU Program	CEO Pay Mix	Clawback Policy
Forward looking equity with payout formulaically determined based on both absolute and relative ROTCE performance	Smaller portion of variable compensation in cash, with 100% of equity in the form of at-risk PSUs	Increased transparency by disclosing whether any clawbacks have taken place for senior executive officers

- In addition to the above, other aspects of our pay program continue to be aligned with the interest of shareholders, including:
  - Holistic assessment of performance in determining variable pay award levels while using a formula to determine PSU value at vesting
  - Strong stock ownership guidelines and retention requirements
  - No special executive benefits/severance or golden parachutes
  - Rigorous process to review risk and control which may impact compensation pools and individual pay
  - Strong cancellation and clawback provisions cover both cash and equity awards

JPMorgan Chase & Co.

Agenda

JPMorgan Chase & Co.



Proposal #1: Election of directors
The Board recommends you vote **FOR** each director nominee

For additional detail, see 2017 Proxy Statement pages 7-32

The Board has nominated 12 directors: 11 independent directors and the CEO

Nominee	Age	Principal Occupation	Director of JPMorgan Chase since[1]	Other Public Co. Boards (#)	Committee Membership[2]
Linda B. Bammann	61	Retired Deputy Head of Risk Management of JPMorgan Chase & Co.[3]	2013	0	Directors' Risk Policy (Chair)
James A. Bell	68	Retired Executive Vice President of The Boeing Company	2011	3	Audit (Chair)
Crandall C. Bowles	69	Chairman Emeritus of The Springs Company	2006	1	Audit; Public Responsibility (Chair)
Stephen B. Burke	58	Chief Executive Officer of NBCUniversal, LLC	2004 Director of Bank One Corporation from 2003 to 2004	1	Compensation & Management Development; Corporate Governance & Nominating
Todd A. Combs	46	Investment Officer at Berkshire Hathaway Inc.	2016	0	Directors' Risk Policy; Public Responsibility
James S. Crown	63	President of Henry Crown and Company	2004 Director of Bank One Corporation from 1991 to 2004	1	Directors' Risk Policy
James Dimon	61	Chairman and Chief Executive Officer of JPMorgan Chase & Co.	2004 Chairman of the Board of Bank One Corporation from 2000 to 2004	0	
Timothy P. Flynn	60	Retired Chairman and Chief Executive Officer of KPMG	2012	3	Audit; Public Responsibility
Laban P. Jackson, Jr.	74	Chairman and Chief Executive Officer of Clear Creek Properties, Inc.	2004 Director of Bank One Corporation from 1993 to 2004	0	Audit
Michael A. Neal	64	Retired Vice Chairman of General Electric and Retired Chairman and Chief Executive Officer of GE Capital	2014	0	Directors' Risk Policy
Lee R. Raymond (Lead Independent Director)	78	Retired Chairman and Chief Executive Officer of Exxon Mobil Corporation	2001 Director of J.P. Morgan & Co. Incorporated from 1987 to 2000	0	Compensation & Management Development (Chair); Corporate Governance & Nominating
William C. Weldon	68	Retired Chairman and Chief Executive Officer of Johnson & Johnson	2005	2	Compensation & Management Development; Corporate Governance & Nominating (Chair)

MANAGEMENT PROPOSALS

For footnoted information, refer to page 21

J.P.Morgan Chase & Co.

 # Proposal #2: The Board recommends you vote **FOR** the executive compensation program

Compensation Discussion and Analysis ("CD&A") Roadmap

For additional detail, see 2017 Proxy Statement pages 33-74

Why shareholders should approve our say-on-pay

1 How did we perform in 2016?

I. Business Results



- **$24.7B** Net Income
- **$6.19** EPS
- **13%** ROTCE[1] On ↑ Capital
- **$15B** Net Capital Returns[2]

II. Risk and Control

Control Professionals of 43,000

Control Spend of $8B

- Continued to focus on culture and conduct risk and embed business principles throughout the employee life cycle

III. Customers and Clients

CCB: Continued to enhance customers' digital experience
CIB: #1 in Global IB fees
CB: #1 Multi-family lender in the U.S.
AWM: #1 North America Private Bank

IV. People and Leadership


- Enhanced talent and succession planning
- Established Advancing Black Leaders Program

2 How do we assess performance and determine pay?



Balanced Discretion
- Business Results
- Customers and Clients
- Risk and Control
- People and Leadership
→ Variable Pay Award Level

Formula
- Absolute ROTCE
- Relative ROTCE
→ PSU Value at Vesting

Strong Pay-for-Performance

3 How did we pay our CEO?

- The Board awarded Mr. Dimon $28 million of total compensation in 2016, up $1 million from the previous year
- The Board considered the Firm's consistently strong performance under Mr. Dimon's stewardship over the short-, medium- and long-term



	2015	2016
Total	$27M	$28M
PSUs	$20.5M	$21.5M
Cash Incentives	$5.0M	$5.0M
Salary	$1.5M	$1.5M

95% of Pay "At-Risk"

Cash Bonus remained unchanged at $5 million

4 What are our pay practices?

- ✓ Shareholder-aligned compensation philosophy
- ✓ Risk and control are integral to compensation decisions
- ✓ Strong stock ownership guidelines and retention requirements
- ✓ No special executive benefits/severance or golden parachutes

5 How do we address risk and control?

- Rigorous process to review risk and control which may impact compensation pools and individual pay
- Strong cancellation and clawback provisions cover both cash and equity awards

Clawback Trigger[3]	Vested	Unvested
Restatement	✓	✓
Misconduct	✓	✓
Risk-related	✓	✓
Performance		✓

[1] Return on tangible common equity ("ROTCE") is a non-GAAP financial measure. For a reconciliation and explanation of this non-GAAP measure, see page 20
[2] Includes dividends and net share repurchases
[3] See page 59 of the 2017 Proxy Statement for more details on clawbacks

JPMORGAN CHASE & CO.



Proposal #2: The Board recommends you vote **FOR** the executive compensation program

Pay elements for the 2016 performance year

For additional detail, see 2017 Proxy Statement pages 33-74

Elements[1]	% of Variable		Purpose	Description	Vesting	Subject to Clawback[2]
	CEO	NEOs				
Fixed						
Salary	N/A	N/A	■ Fixed portion of total pay that enables us to attract and retain talent	■ Only fixed source of cash compensation ■ Base salary of OC members has remained flat since 2011	■ N/A	
Variable						
Cash Bonus	~20%	40%	■ Provides a competitive annual cash incentive opportunity	■ Payout determined and rewarded after end of performance year ■ Represents less than half of OC members' variable compensation	■ Immediately vested, subject to bonus recoupment provision	✓
RSUs[3]	0%	30%	■ RSUs serve as a strong retention tool ■ PSUs reinforce accountability by linking objective targets to a formulaically determined payout ■ PSUs and RSUs provide a competitive mix of time-based and performance-based equity awards ■ Both PSUs and RSUs are aligned with long-term shareholder interests as payout value fluctuates up or down based on stock price performance	■ Both RSUs and PSUs are subject to protection-based vesting ■ Both RSUs and PSUs are subject to the retention/ownership policy applicable to all OC members ■ RSUs and PSUs do not carry voting rights ■ Dividend equivalents are paid on the RSUs at the time actual dividends are paid on JPMorgan Chase common stock	■ Generally vest over three years — 50% after two years, with the remaining 50% after three years	✓
PSUs[4]	~80%	30%		■ Payout based on absolute ROTCE and relative ROTCE ■ Performance goals remain the same for entire award term ■ Payout levels range from 0–150% ■ PSUs are settled in shares of common stock ■ Dividends accrue and are paid out in shares of common stock at vesting based on units earned ■ See page 46 of the 2017 Proxy Statement for additional details on program	■ 3-year performance period ■ Award cliff vests after the end of the 3-year performance period, with shares subject to an additional 2-year hold (for a combined period of approximately 5 years)	✓

MANAGEMENT PROPOSALS

For footnoted information, refer to page 21

J.P.MORGAN CHASE & CO.



Proposal #2: The Board recommends you vote **FOR** the executive compensation program
2016 CEO compensation

For additional detail, see 2017 Proxy Statement pages 33-74

Mr. Dimon's 2016 compensation is aligned with his multi-year performance

- In assessing Mr. Dimon's performance and determining his pay, the Board considered his achievements holistically against business results, risk and control, customers and clients, and people and leadership. The Board took into account Mr. Dimon's performance in leading the Firm over a sustained period of time, including strong performance in 2016

  I. **Business results:** During 2016, the Firm again achieved record net income and record EPS, while generating strong ROTCE results of 13%[1] on average tangible common equity of $180 billion[1] (vs. $170 billion in 2015)

  II. **Risk and Control:** The Board also recognized that Mr. Dimon deployed substantial resources to fortify our control environment, which has led to a control infrastructure that better permeates across and deeply within our businesses. Mr. Dimon has fostered a culture that seeks continuous improvement and regards the risk and control agenda as a top priority, which reflects the Firm's ability to successfully adapt to an evolving regulatory landscape

  III. **Customers and Clients:** Mr. Dimon has guided the Firm's focus on creating and enhancing services that add value to our customers and clients through product innovation, cutting edge technologies, and simplified processes

  IV. **People and Leadership:** Mr. Dimon's stewardship over the Firm's People and Leadership agenda, has led to a highly effective management development program (Leadership Edge), a robust pipeline of leaders across the organization and a diversity strategy that attracts, motivates, and retains some of the best possible talent

- Based on Mr. Dimon's performance, the Board increased his annual compensation to $28 million (from $27 million in 2015). The Board also considered other factors, some of which are set forth on pages 47-49 of the 2017 Proxy Statement



MANAGEMENT PROPOSALS

10

J.P.Morgan Chase & Co.

[1] TBVPS and ROTCE are each non-GAAP financial measures. For a reconciliation and explanation of this non-GAAP measures, see page 20
[2] Despite record net income and 15% ROTCE, the Board exercised discretion relating to risk and control and reduced Mr. Dimon's pay in 2012



Proposal #2: The Board recommends you vote FOR the executive compensation program

Performance Share Unit ("PSU") program overview

For additional detail, see 2017 Proxy Statement pages 33-74

<table>
<tr><th>Plan Feature</th><th>Performance Year 2016 PSU Award Description</th></tr>
<tr><td>Vehicle</td><td>▪ Value of units moves with stock price during performance period; units are settled in shares at vesting</td></tr>
<tr><td>Time Horizon</td><td>▪ 3-year cliff vesting, plus an additional 2-year holding period (for a combined 5-year holding period)</td></tr>
<tr><td>Performance Measures</td><td>▪ After evaluation, the Compensation & Management Development Committee ("CMDC") selected ROTCE[1], as it is a fundamental measure of financial performance that reflects the Firm's profitability as well as use of its equity, thereby incorporating both the income statement and the balance sheet. It measures how well management is using common shareholders' equity to generate profit. It is a primary measure by which we manage our business, and is used by the Firm as well as investors and analysts to assess our performance and that of our competitors.</td></tr>
<tr><td>Payout Grid</td><td>▪ Payout under the PSU plan will be calculated annually based on absolute and relative ROTCE per the formulaic payout grid below. Absolute and relative performance metrics help promote a fair outcome for both shareholders and participants. In January 2017, the CMDC set maximum payout at an ROTCE level of 14% (or greater).
<table>
<tr><th>Absolute ROTCE</th><th>Payout</th></tr>
<tr><td>>=14%</td><td>150%</td></tr>
<tr><td>6% to <14%</td><td>Pay by relative ROTCE Scale</td></tr>
<tr><td><6%</td><td>0%</td></tr>
</table>
<table>
<tr><th>Relative ROTCE</th><th>Payout</th></tr>
<tr><td>1st Quartile</td><td>150%</td></tr>
<tr><td>2nd Quartile</td><td>100% to 125%</td></tr>
<tr><td>3rd Quartile</td><td>70% to 100%</td></tr>
<tr><td>4th Quartile</td><td>25% to 55%</td></tr>
</table>
</td></tr>
<tr><td>Determining Absolute and Relative Performance Goals</td><td>▪ In setting the 14% absolute ROTCE goal, the CMDC reviewed the Firm's historical performance and a reasonable range of net income and capital outcomes over the next three years. These outcomes were considered in the context of (among other things) regulatory capital requirements, annual stress tests, interest rates and the economic environment, all of which affect the range of ROTCE outcomes in the medium term.
▪ Specifically, the CMDC recognized that the Firm earned record net income in each of the last three years, which resulted in ROTCE of 13% in each year. As tangible common equity in the denominator compounds with retained earnings, continually higher net income in the numerator is needed each year to maintain 13% ROTCE, and even higher record net income would be required to increase ROTCE to 14%. For illustrative purposes, in 2016, the Firm would have needed to generate over $2 billion of additional net income in order to achieve 14% ROTCE.
▪ Consistent with our pay-for-performance philosophy, in setting the relative ROTCE performance goals, the CMDC determined that payout above target for previously granted PSU awards should be limited to instances in which we outperform our peers, with below target payout occurring in instances of under- performance. Achievement of median performance results in target payout (100%) consistent with peer practices, and what the CMDC believes is a fair and balanced outcome. Payout of 150% is limited to outstanding relative performance, which the CDMC determined to be in the top 25% of peers (or top 3).</td></tr>
<tr><td>PSU Performance Companies</td><td>▪ Criteria: close competitors with business activities that overlap with at least 30% of our revenue mix
▪ Bank of America, Barclays, Capital One Financial, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, HSBC, Morgan Stanley, UBS, and Wells Fargo</td></tr>
<tr><td>Narrow Adjustment Provision</td><td>▪ The CMDC may only make adjustments (up or down) to maintain the intended economics of the award in light of changed circumstances (e.g., change in accounting rules/policies or changes in capital structure). Mr. Pinto is also subject to additional downward adjustments[2]</td></tr>
<tr><td>2015 Award (Prior Year)</td><td>▪ In 2016, we generated 13% ROTCE on an absolute basis and achieved 1st Quartile performance on a relative basis, which results in an expected future payout of 150% for 1/3rd of the units.</td></tr>
</table>

For footnoted information, refer to page 21

MANAGEMENT PROPOSALS

 Proposal #2: The Board recommends you vote **FOR** the executive compensation program

PSU Program time horizon – Performance year 2016 award

For additional detail, see 2017 Proxy Statement pages 33-74



Performance Share Units – 5-Year Time Horizon

- PSU goal is set at beginning of performance period and is the same for all 3 years →

| 3-Year Performance Period (cliff-vest) | | | + | 2-Year Additional Hold on Fully Vested Awards | |

| 2017 | 2018 | 2019 | 2020 | 2021 |

| Payout calculated on 1/3 units awarded | + | Payout calculated on 1/3 units awarded | + | Payout calculated on 1/3 units awarded | = | Ultimate number of units earned |

Performance assessed and payout calculated for each annual period

← Awards subject to reduction/cancellation/recovery based on Risk/Control features (including protection based vesting) →

Annual payout calculation results in: ✓ **NO** "catch up" for poor performance years   ✓ **NO** "rollover" for very strong years

J.P.Morgan Chase & Co.



Proposal #2: The Board recommends you vote FOR the executive compensation program

Pay practices are aligned with compensation philosophy

For additional detail, see 2017 Proxy Statement pages 33-74

COMPENSATION PHILOSOPHY GUIDES OUR PAY PRACTICES (WHAT WE DO)

1. Our **Compensation Philosophy** promotes practices that are aligned with shareholders
2. Appropriately balance **short-, medium- and long-term** incentives
3. **Clawback and recovery provisions** enable us to cancel unvested awards and require repayment of previously paid compensation, if appropriate
4. Strict **prohibition of any hedging** of our shares, including unvested awards and shares owned outright
5. **Holding requirements** increases share ownership over the long-term (see next page)
6. Pay programs reinforce **business principles** throughout the employee lifecycle

1. Compensation Philosophy
2. Pay-at-Risk
3. Strong Clawbacks
4. No Hedging & Pledging
5. Share Holding Requirements
6. Culture and Conduct
7. Shareholder Engagement
8. Competitive Bench-marking
9. Responsible use of equity

7. Feedback from **shareholder engagement** is provided to full Board twice a year
8. Board regularly conducts **competitive benchmarking** to make informed decisions on pay levels and pay practices
9. **Used only ~1%** of weighted average diluted shares in 2016 for employee compensation

WE ARE COMMITTED TO SOUND GOVERNANCE PRACTICES (WHAT WE DON'T DO)



- No Golden Parachutes
- No Special Severance
- No Guaranteed Bonuses[1]
- No Special Perks[2]
- No Special Retirement Plan









[1] Except for select individuals at hire, for one year

[2] We do not provide club dues, tax gross-ups for benefits, or special medical benefits. For further information on all other compensation, see footnotes 6, 7 and 9 on pages 62 & 63 of 2017 Proxy Statement

MANAGEMENT PROPOSALS

13

JPMORGAN CHASE & CO.



Proposal #2: The Board recommends you vote FOR the executive compensation program

Ownership guidelines & retention requirements

For additional detail, see 2017 Proxy Statement pages 33-74

OWNERSHIP GUIDELINES & RETENTION REQUIREMENTS

Ownership Guidelines: While on the Operating Committee, each member is required to own a minimum of between 200,000 and 400,000 shares (1,000,000 for CEO)[1]. Guideline levels must be achieved within 6 years from the effective date of policy, or if later, appointment to the Operating Committee.

Retention Requirements: In addition to the above guidelines, Operating Committee members are required to hold 75% of all net shares they receive from awards, until they achieve their respective ownership guideline, and 50% thereafter (75% for CEO)

Purpose: This policy is designed to increase share ownership above required levels, thereby further strengthening the interests of Operating Committee members with those of shareholders

Going Beyond the Requirements: Mr. Dimon not only complies with the above, but has not sold a single share of JPMorgan Chase or Bank One common stock, since he became CEO of Bank One in 2000



Illustrative Example

Share Retention Requirements
+
Minimum Ownership Requirements (within first 6 years of becoming OC)
OC member with 50K net shares vesting each year must retain 25K of those shares²
Increasing Share Ownership
25K
300K
Year 1
Year 2
Year 3
Year 4
Year 5

[1] Shares that count toward the required ownership levels include shares owned outright and 50% of unvested RSUs and PSUs (but do not include stock options or stock appreciation rights)
[2] Example assumes individual has achieved minimum ownership requirement of 300K shares, otherwise must retain 75% of shares vesting (37.5K)

✔ Proposal #3: The Board recommends you vote **FOR** ratification of PricewaterhouseCoopers LLP

For additional detail, see 2017 Proxy Statement pages 75-79

3   **Ratification of PricewaterhouseCoopers LLP as the Firm's independent registered public accounting firm**

- The members of the Audit Committee and the Board believe that continued retention of PricewaterhouseCoopers LLP ("PwC") as the Firm's independent external auditor is in the best interests of JPMorgan Chase and its shareholders

- The Audit Committee annually reviews PwC's independence and performance in connection with the determination to retain PwC

- It is JPMorgan Chase's policy not to use PwC's services other than for audit, audit-related and tax services

- In accordance with SEC rules and PwC policies, audit partners are subject to rotation requirements to limit the number of consecutive years of service an individual partner may provide audit service to our Firm. The lead audit partner may provide service to our Firm for a maximum of five consecutive years

- **Commencing with the 2016 audit, a new lead audit partner has been designated for the Firm who is expected to serve in this capacity through the end of the 2020 audit. The Audit Committee was directly involved in the selection of the new lead audit partner**

MANAGEMENT PROPOSALS

JPMorgan Chase & Co.

✓ Proposal #4: The Board recommends you vote **ONE YEAR** on frequency of advisory resolution

For additional detail, see 2017 Proxy Statement pages 81-82

4 | **Advisory vote on frequency of advisory resolution to approve executive compensation**

- We currently include an advisory vote on executive compensation on an annual basis

- Providing an annual advisory vote on executive compensation gives all shareholders an opportunity to provide timely input to management and the Board

- Shareholders are not voting to approve or disapprove the Board's recommendation. Because this is an advisory vote, it will not be binding upon the Board of Directors
  - However, the Board will take into account the outcome of the vote when making future decisions on the frequency of advisory votes on executive compensation

- The next shareholder advisory vote on the frequency of the advisory vote on executive compensation will be no later than 2023

MANAGEMENT PROPOSALS

J.P.Morgan Chase & Co.

Agenda

JPMorgan Chase & Co.

For additional detail, see 2017 Proxy Statement pages 84-85

✖ The Board recommends you vote **AGAINST** this shareholder proposal

5 Independent board chairman – require an independent chair

- The Board of Directors has a fiduciary duty to act as it believes to be in the best interests of the Firm and its shareholders, and should retain the flexibility to determine the leadership structure that will best serve those interests
  - The adoption of a policy requiring in all circumstances that the Chairman of the Board be an independent director could limit the Board's ability to choose the person best suited for the role at a particular time

- The Firm's Corporate Governance Principles provide that the Board annually, and in connection with succession planning and the selection of a new CEO, review and determine whether the role of Chairman should be a non-executive position or combined with that of the CEO (see page 18 of the 2017 Proxy Statement for factors the Board may consider as part of its review of its leadership structure)
  - Early in 2017, the Board reviewed its leadership, structure and determined that, at the present time, Mr. Dimon's combined role as Chairman and CEO provides the Firm and the Board with strong leadership and continuity of expertise in the Firm's business and corporate governance matters

- The Firm's current governance structure provides the independent leadership and management oversight sought by the proposal (see pages 18 and 19 of the 2017 Proxy Statement for additional details)

  - The Lead Independent Director has significant authority and responsibilities with respect to the operation of the Board to protect shareholders' interests by promoting strong management oversight and accountability, including:
    - Call a Board meeting (as well as a meeting of the independent directors of the Board) at any time
    - Preside over Board meetings when the Chairman is absent or his participation raises a possible conflict
    - Approve Board meeting agendas and add agenda items
    - Preside over executive sessions of independent directors, which take place at every regularly scheduled in-person Board meeting
    - Meet one-on-one with the CEO at every regularly scheduled in-person Board meeting
    - Guide the annual performance evaluation of the Chairman and CEO
    - Guide independent director consideration of CEO compensation
    - Guide full Board consideration of CEO succession issues
    - Guide the annual self-assessment of the full Board
    - Facilitate communication between management and the independent directors
    - Be available for consultation and communication with shareholders and other constituencies where appropriate

- The Board regularly seeks and considers feedback from shareholders on the Firm's leadership structure (see page 26 of the 2017 Proxy Statement for additional details)
  - Many of our shareholders have expressed the opinion that there is no "one size fits all" solution and that the Board's fiduciary responsibility is best fulfilled by retaining the flexibility to choose the most effective leadership structure for the particular set of facts facing the Firm at any point in time

- The Board's belief in the importance of retaining the flexibility to determine the best leadership structure is consistent with the policies and practices at other large companies

- According to the Shearman & Sterling's *2016 Corporate Governance & Executive Compensation Survey*, of the top 100 U.S. public companies, 76 give the board flexibility to separate or combine the CEO and chair roles depending on which leadership structure is in the company's best interest at the time, and 24 have policies dictating the leadership structure. Among CEOs at the top 100 U.S. companies:
    - 63 serve as chair of the board
    - 37 do not serve as chair
      - At the 37 companies where the Chair and CEO positions are not combined, 13 chairs are not independent

17

JPMorgan Chase & Co.

For additional detail, see 2017 Proxy Statement pages 86-89

✘ The Board recommends you vote AGAINST these shareholder proposals

6 Vesting for government service – prohibit vesting of equity-based awards for senior executives due to voluntary resignation to enter government service

- The Government Office accelerated distribution provisions do not provide employees with a windfall. There is no additional reward for entering government service
  - Acceleration of awards granted in connection with past service to the Firm may occur only if government ethics or conflicts of interest laws require divestiture of unvested equity. Any awards accelerated under these provisions would also be subject to rigorous clawback provisions and postemployment obligations
  - All employees who are Full-Career Eligible ("FCE") are entitled to continued vesting of their outstanding awards in accordance with their terms whether they leave the Firm to enter government service or otherwise
- The Government Office terms of our equity plan are the same for all employees who receive equity awards and provide no special benefit to senior executives
- Our Government Office compensation provisions are intended to help us attract talented and dedicated people
- The proxy statement discloses detailed information about the Government Office provisions. We have enhanced this disclosure in response to shareholder feedback (see pages 68 and 69 of the 2017 Proxy Statement for additional details)

7 Clawback amendment – defer compensation for 10 years to help satisfy any monetary penalty associated with violation of law

- The proposed amendment is overly prescriptive and would put JPMorgan Chase at a significant competitive disadvantage in attracting and retaining talent
  - The proposed policy would impose a monetary penalty, regardless of the responsibility of the individual officer
  - The policy would impose a 10-year deferral period that would hold officers at risk of excessively punitive action and is not consistent with peer practices
- Our long-standing clawback provisions, which include reduction, cancellation and recovery, are broader and more flexible than the proposed amendment – and they work
  - We have a history of invoking these clawback provisions to recover compensation and, where warranted, have publicly disclosed the details of such actions
  - In 2015, our Board went further in this regard and adopted a policy requiring public disclosure in the event the Firm recoups any incentive compensation from members of the Operating Committee or the Firm's Controller
- Strong ownership and retention requirements further strengthen the connection between executives and shareholders
- Risk and control issues (including settlement payments and fines) are integrated into our compensation framework

SHAREHOLDER PROPOSALS

18

JPMorgan Chase & Co.

For additional detail, see 2017 Proxy Statement pages 90-96

✘ The Board recommends you vote AGAINST these shareholder proposals

8 Gender pay equity – prepare a report by October 2017 on the Company's policies and goals to reduce the gender pay gap

- Employees are our greatest asset, and we strive to attract talent from the broadest pool to foster innovation, creativity and productivity
  - We agree with the proponent that creating a diverse, inclusive and fair environment is critical to our success
- Our commitment to fairness in our workforce and workplace practices also extends to how we compensate our employees, in accordance with our overall pay for performance philosophy
- We have also established a series of initiatives and programs to help women achieve their career goals and aspirations and remove any barriers that may exist
- We continue to receive recognition in the market place for our diversity and inclusion practices
  - Seven of our senior women were identified by American Banker in the past year as the most powerful women in banking and finance, with another listed under women to watch. In March 2017, we published our Investing in Women Report, which includes additional information on our efforts
    - Report can be found here: www.jpmorganchase.com/corporate/news/document/investing-in-women-march-2017.pdf
- The supporting statement of the proposal is overly prescriptive in its definition of an "adequate report"

9 How votes are counted – count votes using only for and against and ignore abstentions

- Changing the voting procedure would not be in the best interests of shareholders
- The current voting standard contained in our By-Laws treats shareholder and management proposals equally
- Counting abstention votes honors the intent of the shareholders
- Our vote counting methodology is consistent with Delaware law and is followed by the majority of Delaware corporations

10 Special shareowner meetings – reduce ownership threshold from 20% to 10%

- JPMorgan Chase provides for shareholder rights to call a special meeting and act by written consent while protecting the interests of the Firm and all of our shareholders
- The ownership threshold avoids the waste of corporate resources in addressing narrowly supported interests
- JPMorgan Chase provides significant opportunities for shareholders to engage with management and the Board
- The Firm has strong corporate governance standards

Notes

Notes on non-GAAP financial measures

1. In addition to analyzing the Firm's results on a reported basis, management reviews the Firm's results, including the results of the lines of business, on a "managed" basis, which are non-GAAP financial measures. The Firm's definition of managed basis starts with the reported U.S. GAAP results and includes certain reclassifications to present total net revenue for the Firm (and each of the reportable business segments) on a fully taxable-equivalent ("FTE") basis. Accordingly, revenue from investments that receive tax credits and tax-exempt securities is presented in the managed results on a basis comparable to taxable investments and securities. These non-GAAP financial measures allow management to assess the comparability of revenue year-to-year arising from both taxable and tax-exempt sources. The corresponding income tax impact related to tax-exempt items is recorded within income tax expense. These adjustments have no impact on net income as reported by the Firm as a whole or by the lines of business. For a reconciliation of the Firm's results from a reported to managed basis, see page 48 of the Firm's Annual Report on Form 10-K for the year ended December 31, 2016 ("2016 Form 10-K").

2. Tangible common equity ("TCE"), return on tangible common equity ("ROTCE") and tangible book value per share ("TBVPS"), are each non-GAAP financial measures. TCE represents the Firm's common stockholders' equity (i.e., total stockholders' equity less preferred stock) less goodwill and identifiable intangible assets (other than mortgage servicing rights ("MSRs")), net of related deferred tax liabilities. ROTCE measures the Firm's net income applicable to common equity as a percentage of average TCE. TBVPS represents the Firm's TCE at period-end divided by common shares at period-end. TCE, ROTCE, and TBVPS are utilized by the Firm, as well as investors and analysts, in assessing the Firm's use of equity. The following tables provide reconciliations and calculations of these measures for the periods presented.

Non-GAAP reconciliations

					Average				
					Year ended December 31,				
(in millions, except per share and ratio data)	2008	2009	2010	2011	2012	2013	2014	2015	2016
Common stockholders' equity	$ 129,116	$ 145,903	$ 161,520	$ 173,266	$ 184,352	$ 196,409	$ 207,400	$ 215,690	$ 224,631
Less: Goodwill	46,068	48,254	48,618	48,632	48,176	48,102	48,029	47,445	47,310
Less: Certain identifiable intangible assets	5,779	5,095	4,178	3,632	2,833	1,950	1,378	1,092	922
Add: Deferred tax liabilities[a]	2,369	2,547	2,587	2,635	2,754	2,885	2,950	2,964	3,212
Tangible common equity	$ 79,638	$ 95,101	$ 111,311	$ 123,637	$ 136,097	$ 149,242	$ 160,943	$ 170,117	$ 179,611
Net income applicable to common equity	$ 4,931	$ 9,289	$ 16,728	$ 18,327	$ 20,606	$ 17,081	$ 20,620	$ 22,927	$ 23,086
Return on equity[b]	4%	6%	10%	11%	11%	9%	10%	11%	10%
Return on tangible common equity[c]	6	10	15	15	15	11	13	13	13

					Period-end				
					December 31,				
(in millions, except per share data)	2008	2009	2010	2011	2012	2013	2014	2015	2016
Common stockholders' equity	$ 134,945	$ 157,213	$ 168,067	$ 175,514	$ 194,727	$ 199,699	$ 211,664	$ 221,505	$ 228,122
Less: Goodwill	48,027	48,357	48,854	48,188	48,175	48,081	47,647	47,325	47,288
Less: Certain identifiable intangible assets	5,581	4,621	4,039	3,207	2,235	1,618	1,192	1,015	862
Add: Deferred tax liabilities[a]	2,717	2,538	2,586	2,729	2,803	2,953	2,853	3,148	3,230
Tangible common equity	$ 84,054	$ 106,773	$ 117,760	$ 126,848	$ 147,120	$ 152,953	$ 165,678	$ 176,313	$ 183,202
Common shares	3,732.8	3,942.0	3,910.3	3,772.7	3,804.0	3,756.1	3,714.8	3,663.5	3,561.2
Book value per share[d]	$ 36.15	$ 39.88	$ 42.98	$ 46.52	$ 51.19	$ 53.17	$ 56.98	$ 60.46	$ 64.06
Tangible book value per share[e]	22.52	27.09	30.12	33.62	38.68	40.72	44.60	48.13	51.44

(a) Represents deferred tax liabilities related to tax-deductible goodwill and to identifiable intangibles created in nontaxable transactions, which are netted against goodwill and other intangibles when calculating TCE.

(b) Represents net income applicable to common equity / average common stockholders' equity.

(c) Represents net income applicable to common equity / average tangible common equity.

(d) Represents common stockholders' equity at period-end / common shares at period-end.

(e) Represents tangible common equity at period-end / common shares at period-end.

Notes on key performance measures

1. Common equity Tier 1 ("CET1") capital and the CET1 capital ratios under the Basel III Fully Phased-In capital rules, to which the Firm will be subject commencing January 1, 2019, are considered key regulatory capital measures. These measures are used by management, bank regulators, investors and analysts to assess and monitor the Firm's capital position. For additional information on these measures, see Capital Risk Management on pages 76-85 of the 2016 Form 10-K.

SHAREHOLDER PROPOSALS

JPMORGAN CHASE & CO.

Footnotes

Notes on Slide 7: "Proposal #1: Election of directors"

1. Director of a heritage company of the Firm as follows: Bank One Corporation: Mr. Burke (2003-2004), Mr. Crown (1996-2004), Mr. Dimon, Chairman of the Board (2000-2004), and Mr. Jackson (1993-2004); First Chicago Corp.: Mr. Crown (1991-1996); and J.P. Morgan & Co. Incorporated: Mr. Raymond (1987-2000).

2. Principal standing committees. In March 2017, Ms. Bammann became Chair of the Directors' Risk Policy Committee and stepped down from the Public Responsibility Committee; Mr. Bell became Chair of the Audit Committee; Mr. Combs joined the Directors' Risk Policy Committee and the Public Responsibility Committee; and Mr. Flynn joined the Audit Committee and stepped down from the Directors' Risk Policy Committee.

3. Retired from JPMorgan Chase & Co. in 2005.

Notes on Slide 9: "Pay elements for the 2016 performance year"

1. Due to local regulations, Mr. Pinto receives a fixed allowance, did not receive a cash bonus, and both his RSUs and PSUs are subject to (a) extended seven year vesting (commencing ratably on the third year anniversary of grant); (b) additional U.K. clawback/recovery provisions; and (c) a minimum six-month hold after each vesting. In addition, as it relates to Mr. Pinto's PSUs, the CMDC may use its discretion, if appropriate, to downward adjust payout (to 0%) based on his performance against qualitative criteria and priorities during the performance period. U.K. regulators review compensation structures for Identified Staff annually and may request future adjustments.

2. Additional information on recovery and clawback provisions is provided on page 59 of the 2017 Proxy Statement.

3. Restricted Stock Units

4. Performance Stock Units

Slide 11: "Performance Share Unit ("PSU") program overview"

1. ROTCE is calculated for each year in the Performance Period using unadjusted reported data as set forth in public financial disclosures.

2. Due to local regulations, Mr. Pinto receives a fixed allowance, did not receive a cash bonus, and both his RSUs and PSUs are subject to (a) extended seven year vesting (commencing ratably on the third year anniversary of grant); (b) additional U.K. clawback/recovery provisions; and (c) a minimum six-month hold after each vesting. In addition, as it relates to Mr. Pinto's PSUs, the CMDC may use its discretion, if appropriate, to downward adjust payout (to 0%) based on his performance against qualitative criteria and priorities during the performance period. U.K. regulators review compensation structures for Identified Staff annually and may request future adjustments.

JPMorgan Chase & Co.

Forward-looking statements

This proxy statement contains forward-looking statements with respect to JPMorgan Chase & Co.'s culture and controls, environmental, social and governance efforts and The Supplier Code of Conduct. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often use words such as "anticipate," "target," "expect," "estimate," "intend," "plan," "goal," "believe," or other words of similar meaning. Forward-looking statements provide JPMorgan Chase & Co.'s current expectations or forecasts of future events, circumstances, results or aspirations, and are subject to significant risks and uncertainties. These risks and uncertainties could cause the Firm's actual results to differ materially from those set forth in such forward-looking statements. Certain of such risks and uncertainties are described in JPMorgan Chase & Co.'s Annual Report on Form 10-K for the year ended December 31, 2016. JPMorgan Chase & Co. does not undertake to update forward-looking statements to reflect the impact of circumstances or events that may arise after the date the forward-looking statements were made.

J.P.Morgan Chase & Co.